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SECURITIES)N
W

05038013

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12500

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5525 Park Center Circle Mail Code CO-05-23
(No. and Street)

Dublin (City) Ohio (State) 43017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Greene (614)854-5657
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP Suite 500
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard (Address) Columbus (City) Ohio (State) 43215-2568 (Zip Code)

PROCESSED
MAY 23 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH. D.C.
179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/23

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Greene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

VP/Chief Financial Officer
Title

Kenneth D. Knapp
Notary Public

KENNETH D. KNAPP
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 02-11-06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONWIDE SECURITIES, INC.
(A Wholly Owned Subsidiary of Nationwide Corporation)

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	7,771,396
Receivables:		
Fees and other		315,983
Receivable from affiliate (note 6)		959,911
Federal income tax recoverable from ultimate parent		940,965
Other assets		83,089
Total assets	$	10,071,344

Liabilities and Stockholder's Equity

Liabilities:		
Payable to affiliates (note 6)	$	1,614,598
Accrued expenses		689,238
Commissions payable		287,588
Deferred tax liability (note 3)		162,226
Total liabilities		2,753,650
Contingencies (note 4)		
Stockholder's equity (note 5):		
Common stock without par value at stated value of $25. Authorized 10,000 shares; issued and outstanding 7,676 shares		191,900
Additional paid-in capital		160,746
Retained earnings		6,965,048
Total stockholder's equity		7,317,694
Total liabilities and stockholder's equity	$	10,071,344

See accompanying notes to financial statements.